Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 14

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

●	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);

●	up to 8,850,48 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and

●	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

●	1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

●	4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;

●	65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;

●	1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);

●	38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);

●	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and

●	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On October 11, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $0.6902 and $0.1425, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 12, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.05	Costs Associated with Exit or Disposal Activities

On October 12, 2023, MariaDB plc (the “Company”) began implementing its board-approved restructuring plan (the “Plan”) to better align its workforce with the needs of its business and to reduce the Company’s operating costs.  The Plan includes a reduction of the Company's workforce by 84 people, or approximately 28%.  The Company expects the Plan will result in (i) restructuring charges consisting of approximately $3.1 million in employee severance and notice period payments, benefits, and related costs and $0.1 million in non-cash stock-based compensation expense related to vesting of share-based awards, and (ii) cash expenditures of approximately $0.8 million to satisfy amounts owed due to earned vacation time.

As part of the Plan, the Company will focus its attention on its core MariaDB Enterprise Server database product. Products not related to the core MariaDB Enterprise Server business, including SkySQL and Xpand, will no longer be sold and the Company has implemented a plan to help existing customers migrate off these products.

The Company expects the majority of the restructuring charges and expenses related to the Plan to be incurred in the Company’s first half of fiscal year 2024. In addition to the Plan, an estimated 13 employees are expected to be provided transition packages that will provide for continued services through various dates of the Company’s fiscal year 2024.

The above estimates of the cash expenditures and restructuring charges that the Company expects to incur in connection with the Plan, and the timing thereof, are subject to a number of assumptions and actual amounts may differ materially from estimates. For example, potential employee reductions are subject to legal requirements that vary by jurisdiction, which may extend the reduction process beyond that expected in certain cases.  In addition, the Company may incur other cash expenditures or charges not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the Plan or otherwise.

Item 2.06Material Impairments

The information contained in Item 2.05 above is incorporated herein by reference. Due to the approval and implementation of the Plan and the deterioration of the price of the Company’s ordinary shares and the resulting reduced market capitalization of the Company, the Company determined that as of fiscal year end September 30, 2023, it would incur an impairment charge associated with its acquisitions of Clustrix/Xpand in September 2018 and CubeWerx Inc. in August 2022. Approximately  $7.9 million of the impairment charge relates to goodwill with the remaining $0.9 million portion of the impairment charge relating to intangible assets.  This determination was reached based on the results of an updated financial plan for the Company’s business and economic outlook, which the Company conducts as part of its annual strategic planning cycle.

This impairment charge will be reflected in the Company’s financial statements as of and for the fiscal quarter and year ended September 30, 2023. The Company will not be required to make any current or future cash expenditures as a result of this impairment charge.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 12, 2023, Franz Aman, Chief Marketing Officer of the Company was terminated in connection with the reduction of the Company’s workforce, effective October 12, 2023.

Forward-Looking Statements

Certain statements in this Current Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words indicating future events and actions, such as “expect,” “anticipate,” “contemplate,” “will,” “intend,” “plan,” and “may,” and variations of such words, and similar expressions and future-looking language identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements in this Current Report include statements regarding the occurrence and timing of the Plan and its implementation (including discontinuance of certain product offerings) and its effects on the Company, the costs incurred from and impairment associated with the Plan, and other related actions and events. Forward-looking statements are not guarantees of future events and actions, which may vary materially from those expressed or implied in such statements. Differences may result from, among other things, actions taken by the Company or its management or board or third parties, including those beyond the Company’s control. Such differences and uncertainties and related risks include, but are not limited to, the possibility that implementation of the Plan may not go as expected, including taking longer and costing more than expected, response of the Company’s customers, suppliers, shareholders, and other third parties to the Plan and its effects, changes in the Company’s business, its industry and the economy generally that may affect the Plan and, among other things, cause the Company to alter the Plan, and accounting variances or requirements that may affect the estimates made regarding the Plan. The foregoing list of differences and risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect the Plan and the related actions and estimates related thereto, please review “Risk Factors” and other information included in the Company’s filings and records filed with the United States Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MariaDB plc
Dated: October 12, 2023
	By:	/s/ Paul O’Brien
Paul O’Brien
Chief Executive Officer